

ab 8|31

SECU **15027602** SSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
AUG 3 1 2015

SEC FILE NUMBER
8-14299

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____07/01/14_____ AND ENDING_____06/30/15_____

                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wilson-Davis & Company, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

236 South Main Street

(No. and Street)

Salt Lake City   Utah   84101

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lyle W. Davis   (801) 532-1313

                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HJ & Associates, L.L.C.

(Name – *if individual, state last, first, middle name*)

50 West Broadway Suite #600   Salt Lake City   Utah   84101

   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

WILSON-DAVIS & COMPANY, INC.

FORM X-17A-5

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED JUNE 30, 2015

WILSON-DAVIS & COMPANY, INC.

TABLE OF CONTENTS



50 West Broadway, Suite 600
Salt Lake City, Utah 84101
(801) 328-4408
Fax (801) 328-4461
www.hjcpafirm.com

& ASSOCIATES, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Wilson-Davis & Company, Inc.
236 South Main Street
Salt Lake City, Utah 84101

We have audited the accompanying statement of financial condition of Wilson-Davis & Company, Inc. (the Company) as of June 30, 2015, and the related statements of income, cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of general creditors for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wilson-Davis & Company, Inc. as of June 30, 2015 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedule I – Computation Of Net Capital, Schedule II – Reconciliation To Respondent's Unaudited Computation, Schedule III – Computation For Determination Of Reserve Requirements For Broker-Dealers Under Rule 15c3-3, Schedule IV – Reconciliation Of Computation For Determination Of Reserve Requirements Under Rule 15c3-3, and Schedule V – Information For Possession Or Control Requirements Under Rule 15c3-3, (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Wilson-Davis & Company, Inc.'s financial statements. The Supplemental Information is the responsibility of the Wilson-Davis & Company, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240. 17a-5. In our opinion, the supplementary information contained in Schedule I – Computation Of Net Capital, Schedule II – Reconciliation To Respondent's Unaudited Computation, Schedule III – Computation For Determination Of Reserve Requirements For



Broker-Dealers Under Rule 15c3-3, Schedule IV – Reconciliation Of Computation For Determination Of Reserve Requirements Under Rule 15c3-3, and Schedule V – Information For Possession Or Control Requirements Under Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

HJ & Associates, LLC

HJ & Associates, LLC
Salt Lake City, Utah
August 28, 2015

OATH OR AFFIRMATION

I, __Lyle W. Davis__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Wilson-Davis & Company, Inc.__ , as of __June 30__ , 20__15__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__Chairman/Treasurer__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2015

ASSETS

Current assets:

Cash and cash equivalents	$ 3,445,918
Cash segregated in accordance with Federal regulations	8,500,000
Receivables from broker dealers and clearing organization	1,642,934
Receivables from customers, net of allowance for doubtful accounts of $25,000	682,102
Trading securities, at market value	202,198
Commissions receivable	17,167
Deferred income tax asset	9,800
Receivables from officers and directors	507
Total current assets	14,500,626
Cash deposits with clearing organization and other broker dealers	2,036,211
Property and equipment, at cost, less accumulated depreciation and amortization of $247,409	105,277
Other assets	319,169
Total assets	**$ 16,961,283**

Continued - next page

The accompanying notes are an integral part
of the financial statements.

4

Continued -

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

Payables to customers	$ 10,432,822
Accounts of and payables to officers and directors	2,474,436
Commissions, payroll and payroll taxes payable	592,347
Accounts payable and accrued expenses	291,061
Securities sold not yet purchased, at market value	12,824
Payables to broker dealers and clearing organization	8,803
Income taxes payable	5,407
Current portion of notes payable	787
Total current liabilities	13,818,487

Long-term liabilities:

Subordinated borrowings from officers and directors	650,000
Deferred income tax liability	5,700
Total long-term liabilities	655,700
Total liabilities	14,474,187

Stockholders' equity:

Common stock, $.10 par value, 1,000,000 shares authorized, 350,000 shares issued and outstanding	35,000
Additional paid-in capital	9,837
Retained earnings	2,442,259
Total stockholders' equity	2,487,096
Total liabilities and stockholders' equity	$ 16,961,283

The accompanying notes are an integral part
of the financial statements.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2015

Revenues:

Commissions	$ 5,812,259
Net (losses) on firm trading accounts	(141,682)
Other	101,191
Total revenues	**5,771,768**

Expenses:

Compensation, payroll taxes and benefits	4,022,761
Communications	896,708
Regulatory, professional fees and related expenses	503,537
Occupancy and equipment	115,053
Bank charges	51,907
Clearing costs and transfer fees	46,144
Interest	33,123
Other expense	22,930
Total expenses	**5,692,163**
Income before income taxes	79,605
Income tax expense	21,007
Net income	$ 58,598

The accompanying notes are an integral part
of the financial statements.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2015

Cash Flows from Operating Activities:

Net income		$ 58,598
Noncash revenue and expense adjustments:		
Depreciation and amortization expense	18,327	
Change in deferred income taxes	9,800	
(Increase) decrease in assets:		
Cash segregated in accordance with Federal regulations	(2,100,000)	
Receivables from broker dealers and clearing organization	530,254	
Trading securities, at market value	(72,330)	
Receivables from customers	(462,177)	
Commissions receivable	7,081	
Receivables from officers and directors	452	
Cash deposits with clearing organization and other broker dealers	(21,211)	
Other assets	(246,653)	
Increase (decrease) in liabilities:		
Payables to customers	1,393,897	
Accounts of and payables to officers and directors	(509,866)	
Commissions, payroll and payroll taxes payable	(63,757)	
Accounts payable and accrued expenses	(107,510)	
Payables to broker dealers	(35,996)	
Income taxes payable	(9,496)	
Securities sold but not yet purchased	10,049	(1,659,136)
Net cash (used for) operating activities		(1,600,538)

Cash Flows from Investing Activities:

Cash paid for purchase of fixed assets	(92,995)	
Net cash (used for) investing activities		(92,995)

Cash Flows from Financing Activities:

Principal payments on long-term debt	(18,839)	
Net cash (used for) financing activities		(18,839)

Net (decrease) in cash and cash equivalents		(1,712,372)
Cash and cash equivalents at beginning of year		5,158,290
Cash and cash equivalents at end of year		$ 3,445,918

Continued - next page

The accompanying notes are an integral part
of the financial statements.

Continued -

Supplemental disclosures of cash flow information:

1. Cash paid for:

Interest	$ 33,123
Income taxes	$ 19,101

2. Schedule of Non-cash Transactions:

   During the year ended June 30, 2015, the Company wrote off $1,785 to bad debt related to uncollectible customer accounts (see note 4). Also during the year ended June 30, 2015, the Company charged customers inactivity fees totaling $80,456.

The accompanying notes are an integral part
of the financial statements.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2015

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances - July 01, 2014	$ 35,000	$ 9,837	$ 2,383,661	$ 2,428,498
Increased by:				
Net income	--	--	58,598	58,598
Balances - June 30, 2015	$ 35,000	$ 9,837	$ 2,442,259	$ 2,487,096

The accompanying notes are an integral part
of the financial statements.

Subordinated Borrowings; July 01, 2014	$ 650,000
Issuance of new loan	--
Principal payments on loans	--
Subordinated Borrowings; June 30, 2015	$ 650,000

The accompanying notes are an integral part
of the financial statements.

10

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Nature of Business

The Company is a securities broker and dealer, dealing in over-the-counter and listed securities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Revenue is derived principally from trading in securities for its own account and for the accounts of customers for which a commission is received.

The Company has operations in Utah, Arizona, California, Colorado and Florida. Transactions for customers are principally in the states where the Company operates, however, some customers are located in other states in which the Company is registered. Principal trading activities are conducted with other broker dealers throughout the United States.

b. Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting whereby all revenues are recorded when earned and all expenses are recorded when incurred.

c. Securities Transactions

Securities transactions and the related commission revenue are recorded in the accounts on a trade date basis, which is the day the transaction is executed. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded at net (see note 3).

d. Cash and Cash Equivalents

Cash and cash equivalents consist of cash in the Company's bank accounts and any highly liquid investments with an initial maturity of three months or less.

e. Trading Securities

Securities held in the Company's trading account and trading securities sold not yet purchased, consist primarily of over-the-counter securities and are valued based upon quoted market prices. The value of securities that are not readily marketable are estimated by management based upon quoted prices, the number of market makers, trading volume and number of shares held. Unrealized gains and losses are reflected in income in the financial statements.

f. Furniture, Equipment and Depreciation

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation on furniture and equipment is provided using accelerated and straight-line methods over expected useful lives of two to seven years. The Company uses accelerated depreciation methods and Internal Revenue Code section 179 expense deductions for tax purposes, when applicable.

g. Income Taxes

The Company utilizes the asset and liability method to account for income taxes. The objective of this method is to establish deferred tax assets and liabilities for the temporary differences between net income for financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized.

Income tax expense or benefit is provided based upon the financial statement earnings of the Company. The allowance for doubtful accounts is deductible for financial statement purposes, but not for tax purposes. Depreciation expense is recognized in different periods for tax and financial accounting purposes due to the use of accelerated depreciation methods for income tax purposes. Certain amounts due to officers are recognized in different periods for tax and financial accounting purposes due to tax regulations which require certain accrued amounts to shareholders be recognized when paid. Net operating losses that can not be carried back can be carried forward to future periods. The tax effects of such differences are reported as deferred income taxes in the financial statements.

h. **Fair Value of Financial Instruments**

FASB ASC 825-10 *Disclosures about Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. FASB ASC 825-10 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

The fair value of financial instruments classified as current assets or liabilities, including cash and cash equivalents, receivables, accounts payable and accrued expenses approximate carrying value, principally because of the short maturity of those items.

i. **Management Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions regarding trading securities, depreciation and other matters that affect certain reported amounts and disclosures in the financial statements. Accordingly, actual results could differ from those estimates.

2. **CASH SEGREGATED IN ACCORDANCE WITH FEDERAL REGULATIONS**

The Company is required by Rule 15c3-3 of the Securities and Exchange Commission to maintain a cash reserve with respect to customers' transactions and credit balances, on a settlement date basis. Such a reserve is computed weekly using a formula provided by the rule and the reserve account must be separate from all other bank accounts of the Company. The required reserve as of June 30, 2015 was calculated to be $8,331,249. The Company had $8,500,000 cash on deposit in the reserve account, which was $168,751 more than the amount required.

3. **RECEIVABLES AND PAYABLES WITH BROKER DEALERS AND CLEARING ORGANIZATION**

At June 30, 2015, amounts receivable and payable with broker dealers and the clearing organization include:

	Receivables	Payables
Due from or to the clearing organization, net	$ 1,601,477	$ 8,576
Fails to deliver and receive	41,457	227
Totals	$ 1,642,934	$ 8,803

4. **CUSTOMER RECEIVABLES AND PAYABLES**

Accounts receivable from and payable to customers at June 30, 2015 include only cash accounts. Securities owned by customers are held as collateral for any unpaid amounts. Such collateral is not reflected in the financial statements. The Company provides an allowance for doubtful accounts, as needed, for accounts in which collection is uncertain. Management periodically evaluates each account on a case-by-case basis to determine impairment. Accounts that are deemed uncollectible are written off to bad debt expense. Bad debt expense and trading error adjustments for the year ended June 30, 2015 were $3,032.

Notes to Financial Statements - continued

5. PROPERTY AND EQUIPMENT

Property and equipment are summarized by major classifications as follows:

Equipment	$ 127,384
Leasehold improvements	79,455
Software	102,266
Furniture and fixtures	43,581
	352,686
Less accumulated depreciation and amortization	(247,409)
	$ 105,277

Depreciation expense for the year ended June 30, 2015 was $18,327.

6. NOTES PAYABLE

Notes payable consisted of the following at June 30, 2015:

Note payable to FINRA, due in monthly installments of $920 including interest at 6.25% per annum through July 2015, unsecured	$ 787
	$ 787

7. SUBORDINATED LOAN AGREEMENTS

The Company has entered into six subordinated loan agreements totaling $650,000, all of which is payable to officers and directors of the Company. The agreements renew annually and provide for interest at 5% per annum. The Company anticipates that all notes will be renewed for additional one year periods, unless circumstances or Company requirements change. The loan principal and interest are unsecured and subordinated in right of payment to all claims of present and future creditors of the Company.

The subordinated loan agreements have been approved by the Financial Industry Regulatory Authority (FINRA) and are available for computing net capital under the Securities and Exchange Commission's uniform net capital rule (see note 14). To the extent that the borrowings are required for compliance with the minimum net capital requirements, they may not be repaid.

The carrying amounts of subordinated loan agreements approximate their fair value because of the short maturity of the instruments.

8. INCOME TAXES

Income taxes are provided at statutory rates for the tax effects of transactions reported in the financial statements and consist of taxes which are due currently and for deferred taxes which relate to timing differences for the expense recognition of the allowance for doubtful accounts, officer compensation and depreciation. Income tax expense computed at statutory rates consists of the following:

Federal income tax expense	$ 7,664
State and local income and franchise taxes	3,543
Change in deferred taxes for current year timing differences	9,800
Income tax expense	$ 21,007

The actual tax expense differs from the "expected" tax expense computed by applying the U.S. corporate rate of 34 percent as follows:

Computed "expected" federal tax expense	$ 27,066
Computed "expected" state tax expense	3,980
Computed "expected" state tax effect	(1,353)
Effect of graduated income tax rates	(9,524)
Impact of various state tax rates and minimums	338
Impact of state taxes in non-operating states	500
Income tax expense	$ 21,007

Using the applicable combined Federal and state tax rate of 39%, the deferred tax assets and liabilities are as follows:

	Amount	Rate	Tax
Short-term deferred income tax asset			
Allowance for doubtful accounts	$ 25,000	39%	$ 9,800
Long-term deferred income tax liability			
Tax depreciation in excess of book depreciation	($ 14,726)	39%	($ 5,700)

The Financial Accounting Standards Board (FASB) has released accounting standards which require reporting entities to utilize different recognition thresholds and measurement requirements for uncertain tax positions than previously required. The Company has no uncertain tax positions that qualify for recognition or disclosure in the financial statements.

The Company files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. The Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2011.

9. OPERATING LEASE COMMITMENTS

The Company has operating lease obligations for office space at its headquarters location and one branch office. Rent expense totaling $96,726 was charged to operations during the last fiscal year.

The future minimum payments required by the office lease agreements in effect at June 30, 2015 are as follows:

Year Ending June 30	Amount
2016	$ 84,783
2017	87,327
2018	51,694
Total minimum payments required	$ 223,804

10. RETIREMENT PLANS

The Company maintains a profit sharing and 401(k) retirement plan. All employees who meet certain age and length of service requirements are eligible to participate in the plan. Participants must work a minimum of 1,000 hours per year and become fully vested after six years of service. The plan allows employees to make elective deferrals and provides for discretionary contributions to be determined by the Board of Directors. No profit sharing contribution was made for the year ended June 30, 2015.

11. RELATED PARTY TRANSACTIONS

a. Officer and director accounts

At June 30, 2015, the amounts due to officers and directors consisted of cash balances in security accounts plus accrued compensation totaling $2,474,436 and amounts due from officers and directors related to security accounts totaled $507. Amounts paid or received on these accounts occur in the normal course of business.

b. Subordinated borrowings

Six subordinated loan agreements totaling $650,000 are with officers and directors of the Company (see note 7).

12. FAIR VALUE MEASUREMENT

FASB ASC 820 establishes a framework for measuring fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market.

The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Observable inputs other than quoted prices included in Level 1 which are observable for asset or liability either directly or indirectly. These inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Unobservable inputs for the asset or liability to the extent relevant observable inputs are not available, representing the Company's own assumption about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

Trading Securities - Valued at the bid price reported in the active market in which the individual securities are traded.

Securities sold not yet purchased - Valued at the ask price reported in the active market in which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets and liabilities at fair value as of June 30, 2015:

Assets	Level 1	Level 2	Level 3	Total
Trading securities	$ 202,198	$ --	$ --	$ 202,198
Totals	$ 202,198	$ --	$ --	$ 202,198
Liabilities				
Securities sold not yet purchased	$ 12,824	$ --	$ --	$ 12,824
Totals	$ 12,824	$ --	$ --	$ 12,824

13. RISK MANAGEMENT

Transactions involving financial instruments involve varying degrees of market, credit and operating risk. The Company monitors its exposure to risk on a daily basis.

Market Risk

Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates and equity prices. Management is responsible for reviewing trading positions, exposure limits, profits and losses, and trading strategies. In the normal course of business, the Company purchases, and makes markets in non-investment grade securities. These activities expose the Company to a higher degree of market risk than is associated with investing or trading in investment grade instruments.

Operating Risk

Operating risk focuses on the Company's ability to accumulate, process and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls and losses attributable to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an internal control environment which incorporates various control mechanisms throughout the organization. In addition, the Company periodically monitors its technological needs and makes changes as deemed appropriate.

Credit Risk

The Company's transactions with customers and other broker dealers are recorded on a trade date basis and are collateralized by the underlying securities. The Company's exposure to credit risk associated with nonperformance by customers or contra brokers is impacted by volatile or illiquid trading markets. Should either the customers or other broker dealers fail to perform, the Company may be required to complete the transactions at prevailing market prices. The Company manages credit risk by monitoring net exposure to individual counterparties on a regular basis. Historically, reserve requirements arising from instruments with off-balance-sheet risk have not been material.

Receivables and payables with clearing and other broker dealers are generally collateralized by cash deposits. Additional cash deposits are requested when considered necessary by the clearing organization or contra broker dealer.

Notes to Financial Statements – continued

Customer transactions are primarily entered in cash accounts. The Company no longer maintains customer margin accounts. Therefore, the Company has no exposure to the credit and market risks associated with margin accounts.

Concentrations of credit risk that arise from financial instruments (whether on or off balance sheet) exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors.

Concentration of Credit Risk

The Company's cash is deposited at one financial institution. Cash accounts at banks are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000. At June 30, 2015 the Company had approximately $3,502,175 in excess of the FDIC limit.

14. **NET CAPITAL REQUIREMENTS**

As a broker dealer, the Company is subject to the uniform net capital rule adopted and administered by the Securities and Exchange Commission. The rule requires maintenance of minimum net capital and prohibits a broker dealer from engaging in securities transactions at a time when its net capital falls below minimum requirements, as those terms are defined by the rule. Under the alternative method permitted by this rule, net capital shall not be less than the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. Also, the Company has a minimum requirement based upon the number of securities' markets that the Company maintains. At June 30, 2015 the Company's net capital was $2,666,939 which was $2,416,939 in excess of the minimum required.

15. **PENDING LITIGATION**

As part of a short-term financing arrangement entered into during 2013, the shareholders granted a lender a one-year option to purchase their shares of the Company, subject to FINRA approval. Under the terms of the financing agreement, if the lender was to exercise his option and FINRA did not approve the sale within one year of the exercise date, the Company would have to pay the lender $1,000,000. During the fiscal year ended June 30, 2014, the lender exercised the option, but FINRA did not approve the sale. The lender sued the Company for the $1,000,000, but the Company has refused to pay due to allegations of a breach of contract by the lender. During the fiscal year ended June 30, 2015, a judge ruled in favor of the Company. The lender appealed the decision and the litigation continues. Due to the uncertainty of the lawsuit outcome, the Company has not recorded any potential liability associated with the agreement.

16. **SUBSEQUENT EVENTS**

Management has evaluated subsequent events through August 28, 2015, the date which the financial statements were available to be issued, and has determined there are no subsequent events to be reported.

WILSON-DAVIS & COMPANY, INC.

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED

JUNE 30, 2015

Total stockholders' equity		$ 2,487,096
Deduct: equity not allowable for net capital		--
Add: allowance for doubtful accounts		25,000
Total stockholders' equity qualified for net capital		2,512,096
Liabilities subordinated to claims of general creditors allowable in computation of net capital		650,000
Total capital and allowable subordinated liabilities		3,162,096
Deductions and/or charges:		
Total non-allowable assets from Statement of Financial Condition	$ 467,384	
Aged fails-to-deliver	1,012	
Aged fails-to-receive	9	
Total deductions and/or charges		468,405
Net capital before haircuts on securities positions		2,693,691
Haircuts on securities:		
Trading and investment securities:		
Stocks and warrants	26,752	
Money market funds	--	
Undue concentration	--	
Total haircuts		26,752
Net capital		$ 2,666,939

See reconciliation to respondent's unaudited computation on page 19.

Net capital per respondent's unaudited computation	$ 2,666,939
Net adjustments to stockholders' equity	--
(Increase) in non-allowable assets	--
(Increase) in aged fails to deliver and receive	--
(Increase) in securities haircuts	--
Net capital per audit	$ 2,666,939

WILSON-DAVIS & COMPANY, INC.
SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
AS OF JUNE 30, 2015

CREDIT BALANCES

Free credit balances and other credit balances in customers' security accounts	$ 8,496,681	
Customers' securities failed to receive	27	
Credit balances in firm accounts which are attributable to principal sales to customers	--	
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	--	
TOTAL CREDITS		**$ 8,496,708**

DEBIT BALANCES

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	169,709	
Failed to deliver of customers' securities not older than 30 calendar days	867	
Aggregate debit items		170,576
Less 3% (for alternative method only – see Rule 15c3-1 (f)(5)(i)		(5,117)
TOTAL DEBITS		**165,459**

RESERVE COMPUTATION

Excess of total debits over total credits	--
Excess of total credits over total debits	8,331,249
Amount held on deposit in "Reserve Bank Account(s)", at end of reporting period	8,500,000
Amount of deposit (or withdrawal)	--
New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal	$ 8,500,000
Date of deposit or withdrawal	N/A

See reconciliation to respondent's unaudited computation on page 21.

	Debits	Credits
Totals per respondent's unaudited computation	$ 165,459	$ 8,496,708
Increase in unconfirmed securities at transfer in excess of 40 days	--	--
(Decrease) in principal shorts to customers	--	--
Increase (decrease) in customer accounts	--	--
Increase in customer securities failed to deliver/receive	--	--
(Increase) in 3% of debit items (alternative method)	--	--
Totals per audit	$ 165,459	$ 8,496,708

Note: The Company computes the determination of reserve requirements under Rule 15c3-3 on a settlement date basis.

WILSON-DAVIS & COMPANY, INC.
SCHEDULE V
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF JUNE 30, 2015

State the market valuation and the number of items of:

Customers' fully paid securities and excess margin securities not in
the respondent's possession or control as of the report date (for which
instructions to reduce to possession or control had been issued as of the
report date) but for which the required action was not taken by respondent
within the time frames specified under Rule 15c3-3. $ 0

Number of items   0

The system and procedures utilized in complying with the requirement to
maintain physical possession or control of customers' fully paid and excess
margin securities have been tested and are functioning in a manner adequate
to fulfill the requirements of Rule 15c3-3.   Yes__X__   No_____

50 West Broadway, Suite 600
Salt Lake City, Utah 84101
(801) 328-4408
Fax (801) 328-4461
www.hjcpafirm.com

HJ & ASSOCIATES, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Wilson-Davis & Company, Inc.
236 South Main Street
Salt Lake City, Utah 84101

We have examined Wilson-Davis & Company, Inc.'s statements, included in the accompanying Compliance Report, that *(a)* Wilson-Davis & Company, Inc.'s internal control over compliance was effective during the most recent fiscal year ended June 30, 2015; *(b)* Wilson-Davis & Company, Inc.'s internal control over compliance was effective as of June 30, 2015; *(c)* Wilson-Davis & Company, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2015; and *(d)* the information used to state that Wilson-Davis & Company, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Wilson-Davis & Company, Inc.'s books and records. Wilson-Davis & Company, Inc.'s management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Wilson-Davis & Company, Inc. with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or FINRA Rule 2340 (formerly NASD Rule 2340), *Customer Account Statements*, of The Financial Industry Regulatory Authority, Inc. that requires account statements to be sent to the customers of Wilson-Davis & Company, Inc. will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Wilson-Davis & Company, Inc.'s statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Wilson-Davis & Company, Inc.'s internal control over compliance was effective as of and during the most recent fiscal year ended June 30, 2015; Wilson-Davis & Company, Inc. complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2015; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2015 was derived from Wilson-Davis & Company, Inc.'s books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Wilson-Davis & Company, Inc.'s compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Wilson-Davis & Company, Inc.'s books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Wilson-Davis & Company, Inc.'s statements referred to above are fairly stated, in all material respects.

HJ & Associates, LLC

HJ & Associates, LLC
Salt Lake City, Utah
August 28, 2015

COMPLIANCE REPORT

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Wilson-Davis & Company, Inc. hereby states to the best of our knowledge and belief:

a. Wilson-Davis & Company, Inc. has established and maintained internal control over compliance, as defined in Rule 17a-5.

b. Wilson-Davis & Company, Inc.'s internal control over compliance was effective during the most recent fiscal year ended June 30, 2015.

c. Wilson-Davis & Company, Inc.'s internal control over compliance was effective as of June 30, 2015.

d. Wilson-Davis & Company, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2015.

e. The information used to state that Wilson-Davis & Company, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Wilson-Davis & Company, Inc.'s books and records.

f. Statements are send to customers in accordance with FINRA Rule 2340 (formerly NASD Rule 2340).

Lyle W. Davis
Chairman/Treasurer
Wilson-Davis & Company
August 28, 2015

HJ & ASSOCIATES, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

50 West Broadway, Suite 600
Salt Lake City, Utah 84101
(801) 328-4408
Fax (801) 328-4461
www.hjcpafirm.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Wilson-Davis & Company, Inc.
236 South Main Street
Salt Lake City, Utah 84101

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2015, which were agreed to by Wilson-Davis & Company, Inc. (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc, and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries (check copies), noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended June 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2015, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

HJ & Associates, LLC

HJ & Associates, LLC
Salt Lake City, Utah
August 28, 2015

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **6/30/2015**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

014299   FINRA   JUN
WILSON DAVIS & CO INC
PO BOX 11587
SALT LAKE CITY UT 84147-0587

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Lyle W. Davis

801-532-1313

2. A. General Assessment (item 2e from page 2) $ ___14,425___

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (___5,652___)

      __Jan 26, 2015__
        Date Paid

   C. Less prior overpayment applied   (___8,773___)

   D. Assessment balance due or (overpayment)   _____

   E. Interest computed on late payment (see Instruction E) for_____days at 20% per annum   ___8,773___

   F. Total assessment balance and interest due (or overpayment carried forward) $_____

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 8,773

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Wilson-Davis & Co., Inc.
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the __28__ day of __July__, 20 __15__.

Chairman
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 5,771,768

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

      Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1,556

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

      Enter the greater of line (i) or (ii)   1,556

      Total deductions   1,556

2d. SIPC Net Operating Revenues $ 5,770,212

2e. General Assessment @ .0025 $ 14,425

    (to page 1, line 2.A.)